SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2009

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Partners with Applied Video Technology Video System Integrators in US
Market

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: February 10, 2009

Media Contacts:
Talia Rimon, Director of Marketing Communications, Optibase Ltd.
011-972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby, KCSA for Optibase
+1-212-896-1236
mcsaby@kcsa.com

OPTIBASE PARTNERS WITH APPLIED VIDEO TECHNOLOGY VIDEO
SYSTEM INTEGRATORS IN US MARKET

AVT to Offer Optibase Professional Solutions for Live and On Demand Video over IP to US Corporations and Educational Organizations

Mountain View, California, February 10, 2009 – Optibase (NASDAQ: OBAS), a leading provider of advanced video over IP solutions, announced today a new partnership with Applied Video Technology Inc. (AVT), an award winning US system integration firm focusing on design, procurement, engineering, installation and service of audiovisual, videoconferencing, video streaming and broadcast solutions. AVT will leverage Optibase’s IPTV platforms and video distribution systems to provide its customers in the corporate and educational markets with professional encoding, decoding, video server upload and streaming solutions that deliver high quality video at a wide range of bit rates.

Optibase solutions enable AVT’s customers to broadcast live or on-demand lectures, conferences, training programs and courses at top video quality across campuses, regional offices and facilities. Optibase’s advanced video distribution systems can be used to create custom courses for small student groups, deliver interactive material to off-site students, monitor classrooms and provide access to archives of taped lectures and other video content.

By partnering with Optibase, AVT can offer corporations of all sizes solutions for streaming TV and satellite TV over the corporate network or Internet; capturing and distributing executive announcements throughout the organization; providing training programs for staff; and sharing information across the network.

“We are pleased that AVT has chosen to partner with Optibase in it efforts to provide its clients with the best possible IPTV solutions,” said Joseph (Yossi) Aloni, President Optibase Inc. “Using cutting-edge technologies such as real-time video streaming powered by Adobe® Flash®, H.264 compression format and advanced desktop video players, empowers AVT’s customers to create new models of interactive educational, corporate and entertainment services and we are glad to provide them with the necessary technology and solutions.”

Bruce MacLelland, AVT CEO, said, “With the innovative products Optibase offers, AVT can now offer our customers the absolute best solutions available. Optibase’s powerful video over IP solutions allows our customers to easily take full advantage of live and on-demand video over IP distribution like never before.”

About Optibase
Optibase provides video over IP solutions, specializing in video encoding, decoding and streaming for federal and state government agencies, Telco operators, enterprise organizations and the world’s leading broadcast service providers. With a collection of open, standards-based products, Optibase enables its customers to take full advantage of video distribution over their IP network, ensuring superb video quality in a scale of bit-rates for simple and effective video streaming to desktops, STBs and VOD applications. For further information, please visit www.optibase.com.

About Applied Video Technology
Applied Video Technology, Inc. is an award-winning systems integration firm focused on the design procurement, engineering, installation, and service of audiovisual, videoconferencing, video-streaming, digital signage, video-production, control room, visualization and broadcast solutions.

For more information on any Optibase products please contact AVT at 610-407-0776 or www.appliedvideo.com.

This press release contains forward-looking statements such as statements with respect to the approval of the agreement by Scopus’ shareholders; the satisfaction of the closing conditions to the acquisition; the completion of the acquisition on stated terms; and the timing of the completion of the acquisition. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks relating to a failure to satisfy conditions to close the acquisition for any other reason, a delay in the consummation of the acquisition or a consummation of the acquisition on different terms, general economic conditions, risks relating to potential litigation and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.